UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                SEC FILE NUMBER
                                    1-8232

                                  FORM 12B-25
                                 CUSIP NUMBER
                                  628735-20-1

                          NOTIFICATION OF LATE FILING

(Check  one):  [ ]  Form 10-K & Form 10-KSB   [ ]  Form 20-F   [ ]  Form 11-K
               [X]  Form 10-Q & Form 10-QSB   [ ]  Form  N-SAR

               For  Period  Ended:  September 30, 2002
                                    ------------------

               [  ]    Transition  Report  on  Form  10-K
               [  ]    Transition  Report  on  Form  20-F
               [  ]    Transition  Report  on  Form  11-K
               [  ]    Transition  Report  on  Form  10-Q
               [  ]    Transition  Report  on  Form  N-SAR

               For  the  Transition  Period  Ended:


 Read Instructions (on back page) Before Preparing Form.  Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant

NBI,  Inc.
----------
Former  Name  if  Applicable

N/A
---
Address  of  Principal  Executive  Office  (Street  and  Number)

850  23rd  Avenue,  Suite  D
----------------------------
City,  State  and  Zip  Code

Longmont,  CO    80501
----------------------

PART  II  -  RULES  12B-25(B)  AND  (C)

If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  box  if  appropriate)

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
 [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(ATTACH  EXTRA  SHEETS  IF  NEEDED.)

The Company had to devote a significant amount of time during the quarter ended September 30, 2002 to bank issues resulting in the completion of a forbearance agreement with the bank on August 23, 2002. In addition, the Company was required to devote a significantly greater amount of time and attention than ususal to cash management and other business issues due to its poor financial condition. The Company is filing its Form 10-QSB simultaniously with this form of extension.


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Marjorie Cogan        (303)             684-2700
     --------------        -----             --------
        (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         [X]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X]  Yes     [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net loss of $657,000 for the three months ended September 30, 2002, compared to a net loss of $66,000 for the same period in the prior fiscal year. The increased loss was primarily due to a substantial decline in sales revenues. Sales revenues declined $860,000, or 27.4% to $2.3 million for the first quarter of fiscal 2003, from $3.1 million for the first quarter of fiscal 2002. L.E. Smith experienced a substantial decline in revenues during July and August of 2002 compared to the prior year primarily because its bank tightly restricted L.E. Smith's borrowing under its line of credit due to its ongoing overborrowed position until August 23, 2002 when the Company obtained a forbearance agreement from the bank. These cash constraints severely limited L.E. Smith's ability to produce and ship goods during that time period. However, L.E. Smith's revenues in September 2002 were comparable with the same period in the prior fiscal year. The gross margin from sales declined to $16,000 for the first quarter of fiscal 2003 compared to $632,000 for the same period in the prior fiscal year. The decrease was primarily related to the substantial decline in sales volume available to cover fixed costs.


                              NBI,  Inc.
                              ----------
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 15, 2002                    By:  /s/ Marjorie A. Cogan
       -----------------                         ---------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                  VIOLATIONS
                             (SEE 18 U.S.C. 1001).